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VIA EDGAR AND HAND DELIVERY

Sonia Gupta Barros, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             PGA Holdings, Inc.
Registration Statement on Form S-1
Filed April 4, 2015
File No. 333-203248

Dear Ms. Barros:

We are in receipt of the Staff’s letter dated April 24, 2015 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are responding to the Staff’s comments on behalf of PGA Holdings, Inc. (the “Company”) as set forth below.  Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment to the Registration Statement (as amended, the “Amended Registration Statement”), responding to the Staff’s comments and updating the Registration Statement.  Courtesy copies of this letter and the Amended Registration Statement (marked to show changes thereto) are being submitted to the Staff by hand delivery.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement.  For ease of reference, we have set forth the Staff’s comments and the Company’s response with respect to each item below.

General

1.                                      Your response to Comment 1 cites no-action letters that involve the distribution of shares of previously reporting companies. Please advise us what information, if any, equity holders of PG Holdco will receive regarding PGA Holdings and the liquidating distribution. Please advise us of the proposed timeline for distributing any such information and confirm whether the information will include, at a minimum, the information that a reporting parent would be required to distribute in the event of an unregistered spin-off of a non-reporting subsidiary. See Section 4.B.3.a of Staff Legal Bulletin 4.

Company’s Response:  As discussed with the Staff on April 27, 2015 and April 28, 2015, the Company confirms that the Company will provide to the equity holders of PG Holdco information about the Company and the liquidating distribution of PG Holdco prior to the consummation of the liquidating distribution. The information to be provided to the equity holders of PG Holdco will consist of a description of the liquidating distribution, a general description of the business of the Company, a discussion of the financial condition and results of operations of the Company and a summary of the risks related to the business of the Company and its common stock, in each case, substantially similar to such information contained in the Amended Registration Statement.

2.                                      We note your disclosure on page 8 that holders of vested units of PG Holdco will receive unrestricted shares of PGA Holdings common stock in the distribution. Please advise us how you concluded that the PGA Holdings shares to be distributed to these holders would be unrestricted.

Company’s Response:  The Company has revised the disclosure on pages 8 and 53 of the Amended Registration Statement to remove the reference to “unrestricted”. The Company respectfully advises the Staff that holders of vested units of PG Holdco will receive shares of PGA Holdings common stock in the Distribution that are not subject to vesting, which we previously referred to as “unrestricted shares”.

Any comments or questions regarding the foregoing should be directed to the undersigned at 617-948-6060.  Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Peter N. Handrinos

Peter N. Handrinos
of LATHAM & WATKINS LLP

cc:	Rahul Patel, Securities and Exchange Commission
Devin J. Anderson, PGA Holdings, Inc.
Nathan Ajiashvili, Latham & Watkins LLP
Arthur D. Robinson, Simpson Thacher & Bartlett LLP
Patrick M. Baron, Simpson Thacher & Bartlett LLP